Exhibit 99.3

AMENDMENT TO 2017 EQUITY INCENTIVE PLAN

UroGen Pharma Ltd.

FIRST AMENDMENT TO 2017 EQUITY INCENTIVE PLAN

Effective August 29, 2018

This First Amendment (this “Amendment”) to the 2017 Equity Incentive Plan (as amended, the “Plan”) of UroGen Pharma Ltd. (the “Company”) is effective as of the date specified above and further amends the Plan pursuant to Section 2 thereof.

Unless otherwise expressly provided for in this Amendment, all capitalized words or phrases or other defined terms used in this Amendment will have the same meaning ascribed to them in the Plan.

Section 3(a)(i) of the Plan is amended and restated in its entirety to read as follows:

“(i) Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed 3,550,167 shares (the “Share Reserve”).”